This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Dual Directional Buffered Equity Note ("CBEN")

JPMorgan Capped Dual Directional Buffered Equity Notes Linked to the Common Stock of Apple Inc. due August 7, 2013

The notes are designed for investors who seek an unleveraged return equal to any appreciation (with a maximum return of at least 20.00%), or an unleveraged return equal to the absolute value of any depreciation (up to 21.35%), of the common stock of Apple Inc. at maturity, and who anticipate that the Final Stock Price will not be less than the Initial Stock Price by more than 21.35%.

Trade Details/Characteristics

Underlying	AAPL Equity
Currency	USD
Contingent Buffer Amount	21.35%
Monitoring Period	At Maturity
Underlying Return	(Ending Level - Initial Level) / Initial Level
Maximum Upside Return	At least 20.00% (to be determined on the pricing date)
Maximum Potential Loss	100.00%
Settlement	Cash
Stock Return:	(Final Stock Price - Initial Stock Price) / (Initial Stock Price)
Absolute Stock Return:	The absolute value of the Stock Return. For example, if the Stock Return is -5%, the Absolute Stock Return will equal 5%.
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, divided by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain
Observation Date	August 2, 2013
Maturity Date	August 7, 2013
Payment at Maturity	
If the Final Stock Price is greater than the Initial Stock Price:	$1,000 + ($1,000 x Stock Return), subject to the Maximum Return
If Final Stock Price is equal to the Initial Stock Price:	$1,000 per $1,000 principal amount note
If the Final Stock Price is less than the Initial Stock Price by up to 21.35%, you will receive at maturity a cash repayment that provides you with a return per $1,000 principal amount note equal to the Absolute Stock Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:	$1,000 + ($1,000 x Absolute Stock Return)
If the Final Stock Price is less than the Initial Stock Price by more than 21.35%, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:	$1,000 + ($1,000 x Stock Return)

Hypothetical Payout For CBEN



Payout on a $1000 note investment
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
-30%
-20%
-10%
0%
10%
20%
30%
Stock Return
Stock Price Performance
Contingent Buffer Amount
Total Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Stock Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- Your maximum gain on the notes is limited by the Maximum Upside Return and the Contingent Buffer Amount.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. For information on recent events regarding this risk please see "Recent Developments" on page TS-1 of the accompanying term sheet.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- The benefit provided by the contingent buffer amount may terminate on the observation date
- the anti-dilution protection for the reference stock is limited and may be discretionary.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- You will not receive any interest payments and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of securities composing the Index would have.
- Lack of liquidity — JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Many economic factors, such as time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.
- The notes should be considered a "hold until maturity" product

Final Stock Price	Stock Return	Absolute Stock Return	Total Return
786.46	30.00%	30.00%	20.00%
756.21	25.00%	25.00%	20.00%
725.96	20.00%	20.00%	20.00%
695.72	15.00%	15.00%	15.00%
665.47	10.00%	10.00%	10.00%
635.22	5.00%	5.00%	5.00%
617.07	2.00%	2.00%	2.00%
604.97	0.00%	0.00%	0.00%
574.72	-5.00%	5.00%	5.00%
544.47	-10.00%	10.00%	10.00%
514.22	-15.00%	15.00%	15.00%
475.81	-21.35%	21.35%	21.35%
475.75	-21.36%	21.36%	-21.36%
362.98	-40.00%	40.00%	-40.00%

The table above assumes an Stock Price Level of 604.97. The actual Initial Stock Price will be set on the pricing date.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433

Registration Statement No: 333-177923

Dated: July 19, 2012

J.P.Morgan

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, product supplement and underlying supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See "Recent Developments" in the accompanying term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 21.35%, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less that the Initial Stock Price. Accordingly, under these circumstances, you will lose more than 21.35% of your initial investment and may lose all of your initial investment at maturity.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM UPSIDE RETURN AND THE CONTINGENT BUFFER AMOUNT — If the Final Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Stock, which may be significant. We refer to this predetermined percentage as the Maximum Upside Return, which will be set on the pricing date and will not be less than 20.00%. In addition, if the Final Stock Price is less than the Initial Stock Price by up to the Contingent Buffer Amount of 21.35%, you will receive at maturity $1,000 plus an additional return equal to the Absolute Stock Return, up to 21.35%. Because the payment at maturity will not reflect the Absolute Stock Return if the Final Stock Price is less than the Initial Stock Price by more than 21.35%, your maximum payment at maturity if the Stock Return is negative is $1,213.50 per $1,000 principal amount note.

CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in the accompanying term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

POTENTIAL CONFLICTS – JPMorgan Chase & Co. and its affiliates may play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. In performing these duties, the economic interests of JPMorgan Chase & Co. and the calculation agent and other affiliates of JPMorgan Chase & Co. are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of JPMorgan Chase & Co. or its affiliates could result in substantial returns for JPMorgan Chase & Co. or its affiliates while the value of the notes declines.

THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE — If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount, you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price. If these notes had a non-contingent buffer feature, under the same scenario, the amount you would have received at maturity would have been increased by the Contingent Buffer Amount. As a result, your investment in the notes may not perform as well as an investment in a security with a return that incorporates a non-contingent buffer.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity of the notes would be based on the full principal amount of the notes, the original issue price of the notes includes an agent's commission and the cost of hedging JPMorgan Chase & Co.'s obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD ANY NOTES UNTIL MATURITY.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not receive any interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

LACK OF LIQUIDITY – The notes described above will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the Stock Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the actual and expected volatility of the Stock Price; the time to maturity of the notes; the dividend rate on the Stock; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase & Co.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.

If the Final Stock Price is less than the Initial Stock Price by more than the contingent buffer amount of 21.35% you will lose 1% of the principal amount of your ntoes for every 1% that the Final Stock Price is less than the Initial Stock Price.

J.P.Morgan